EXHIBIT 99.1

Just Energy to Announce Third Quarter Fiscal 2019 Results

TORONTO, Jan. 25, 2019 (GLOBE NEWSWIRE) -- Just Energy Group, Inc. (TSX:JE; NYSE:JE), a leading consumer company focused on essential needs including electricity and natural gas commodities, health and well-being products, and utility conservation, today announced that it will release operating results for the third quarter of fiscal 2019 after market close on February 6th, 2019. The Company will host a conference call and live webcast to review the fiscal third quarter results beginning at 10:00 a.m. Eastern Time on February 7th, 2019 followed by a question and answer period. Chief Executive Officer, Patrick McCullough, and Chief Financial Officer, Jim Brown will participate on the call.

Just Energy Conference Call and Webcast

  Thursday, February 7th, 2019
  10:00 a.m. ET

Those who wish to participate in the conference call may do so by dialing 1-877-501-3160 (from inside the U.S.) or 1-786-815-8442 (from outside the U.S.) and using the Conference ID 1676017. The call will also be webcast live over the internet at the following link:

https://edge.media-server.com/m6/p/3b7c2v4v

A webcasted replay for the call will also be archived on the JE investor relations website a few hours after the event.

About Just Energy Group Inc.

Established in 1997, Just Energy is a leading consumer company focused on essential needs, including electricity and natural gas commodities; health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States, Canada, the United Kingdom, Germany, Ireland and Japan, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, and terrapass. Visit https://investors.justenergy.com/ to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Phone: (713) 544-8191
jbrown@justenergy.com

or

Michael Cummings
Investor Relations
Phone: (617) 982-0475
michael.cummings@alpha-ir.com